# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSpecimen Inc., CIK 0001558569
CUSIP: 45032V207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8 Cabot Road, Suite 1800, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-24-000321
Filed by CIK 0001857012

## Reporting persons
- OBF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 42,100; shared voting power 0; sole dispositive power 42,100; shared dispositive power 0; aggregate amount beneficially owned 42,100 (4.4% of the class)
  Comment: All share amounts reflect the one-for-twenty reverse stock split effected by the Issuer on September 13, 2024.
  
  Percent of class is calculated based on 962,637 shares of common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 7, 2024.
- Scholl George H.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 42,263; shared voting power 0; sole dispositive power 42,263; shared dispositive power 0; aggregate amount beneficially owned 42,263 (4.4% of the class)
  Comment: All share amounts include the 42,100 shares of common stock held by OBF Investments, LLC. As the President and Chief Executive Officer of OBF Investments, LLC, Mr. Scholl may be deemed to beneficially own the 42,100 shares of common stock held by OBF Investments, LLC. Share amounts also include a total of 163 shares of common stock issued upon the vesting and settlement of restricted stock units ("RSUs") previously awarded to Mr. Scholl as compensation for his service as a director of the Issuer. All share amounts reflect the one-for-twenty reverse stock split effected by the Issuer on September 13, 2024.
  
  Percent of class is calculated based on 962,637 shares of common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: iSpecimen Inc.
Address of issuer's principal executive offices: 8 Cabot Road, Suite 1800, Woburn, Massachusetts, 01801

## Item 2. Person Filing
Name of person filing: OBF Investments, LLC and George H. Scholl
Address of principal business office or, if none, residence: The business address of each of OBF Investments, LLC and George H. Scholl is c/o OBF Investments, LLC, 10100 Dr. Martin Luther King Jr. St. N., St. Petersburg, Florida 33716.
Citizenship:
OBF Investments, LLC is a limited liability company organized and existing under the laws of the State of Florida.

Mr. Scholl is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
OBF Investments, LLC:

42,100 shares of common stock.

George Scholl:

42,263 shares of common stock.

Includes the 42,100 shares of common stock held by OBF Investments, LLC. As the President and Chief Executive Officer of OBF Investments, LLC, Mr. Scholl may be deemed to beneficially own the 42,100 shares of common stock held by OBF Investments, LLC.

Also includes a total of 163 shares of common stock issued upon the vesting and settlement of restricted stock units ("RSUs") previously awarded to Mr. Scholl as compensation for his service as a director of the Issuer.

All share amounts reflect the one-for-twenty reverse stock split effected by the Issuer on September 13, 2024.
Percent of class:
OBF Investments, LLC:

Calculated based on 962,637 shares of common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 7, 2024: 4.4 %

George Scholl:

Calculated based on 962,637 shares of common stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 7, 2024: 4.4
Sole power to vote or to direct the vote:
OBF Investments, LLC:

42,100

George Scholl:

42,263
Shared power to vote or to direct the vote:
OBF Investments, LLC:

0

George Scholl:

0
Sole power to dispose or to direct the disposition:
OBF Investments, LLC:

42,100

George Scholl:

42,263
Shared power to dispose or to direct the disposition:
OBF Investments, LLC:

0

George Scholl:

0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement - Previously Filed.

## Signatures
- OBF Investments, LLC: /s/ George H. Scholl, George H. Scholl , President and Chief Executive Officer (02/14/2025)
- Scholl George H.: /s/ George H. Scholl, George H. Scholl (02/14/2025)